Schellenberg Wittmer

Schellenberg Wittmer Ltd
Attorneys at Law
Löwenstrasse 19
P.O. Box 2201
8021 Zurich / Switzerland
T +41 44 215 5252
F +41 44 215 5200
www.swlegal.ch

Dr. Olivier Favre
Partner / Attorney at Law, LL.M.
D +41 44 215 3426
olivier.favre@swlegal.ch

Dr. Martin Lanz
Partner / Attorney at Law
D +41 44 215 5277
martin.lanz@swlegal.ch

Listed in the Cantonal Attorney Registry

By courier

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549- 1090

United States of America

With a copy to

UBS AG

Credit Suisse AG

(together the "**Addressees**" and each an "**Addressee**")

Date   October 26, 2021

Reference   210054/SW-06336441/OFA

SBSD SEC Registration

Ladies and Gentlemen

We, Schellenberg Wittmer Ltd, are acting as special Swiss counsel to each of UBS AG and Credit Suisse AG (each a **Bank**) in connection with their applications for substituted compliance as non-US security-based swap (**SBS**) dealers (**SBSDs**) with the United States Securities and Exchange Commission (**SEC**).

1.   Background

We have been requested to provide an opinion in connection with certain issues of Swiss law based on the facts described hereinafter with respect to:

(i)   access by or on behalf of the SEC to the books and records relating to the "U.S. business" (as defined in SEC Rule 3a71-3(a)(8)[1]) of the Bank as a nonresident SBSD,[2] *i.e.*, records that relate to an SBS transaction that is either (a) entered into, or offered to be entered into, by or on behalf of a Bank, with a U.S. person (other than a transaction conducted through a foreign branch of that person);[3] or

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[1]   17 C.F.R. § 240.3a71-3(a)(8), available at https://ecfr.io/Title-17/Section-240.3a71-3.

[2]   *See* Cross-Border Application of Certain [SBS] Requirements, 85 Fed. Reg. 6270, 6296 (Feb. 4, 2020), *available at*: https://www.govinfo.gov/content/pkg/FR-2020-02-04/pdf/2019-27760.pdf (the "SEC Guidance").

[3]   *See* 17 C.F.R § 240.3a71-3(a)(8)(i)(A), available at https://ecfr.io/Title-17/Section-240.3a71-3. A "U.S. person" means any person that is "(i) a natural person resident in the U.S.; (ii) a partnership, corporation, trust, investment vehicle, or other legal person organized, incorporated, or established under the laws of the United States or

(b) arranged, negotiated, or executed by personnel of the Bank located in a U.S. branch or office, or by personnel of an agent of the Bank located in a U.S. branch or office[4] (the **SBS Business,** such books and records related to the SBS Business the **Books and Records**); and

(ii)   any on-site inspections and examinations by the SEC of the Books and Records taking place in Switzerland in relation to the SBS Business.

This legal opinion is provided in order to satisfy the requirement in SEC Rule 3a71-6(c)(2)(ii)[5] for the Banks to provide an opinion of counsel in connection with their application for substituted compliance.

As regards Books and Records that are relevant for the purposes of this legal opinion, they are held by each Bank as follows:

(i)   some Books and Records are physically held or electronically stored in Switzerland (the **Swiss Books and Records**); and

(ii)   some Books and Records are physically held or electronically stored in the United States (the **US Books and Records**).

2.   Questions

Against this background we have been asked to analyze the following questions:

A. Can the Bank, as a matter of Swiss law, provide the SEC with prompt access to the Swiss Books and Records?

B. Can the Bank, as a matter of Swiss law, submit to on-site inspection and examination by the SEC in relation to the Swiss Books and Records?

C. Does the Bank breach Swiss law by submitting to on-site inspections and the examination of its US Books and Records by the SEC in the US?

3.   Scope

This legal opinion is limited to matters of Swiss law arising in the context of (a) the access by the SEC to Swiss Books and Records, (b) the on-site inspections and examinations of

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having its principal place of business in the United States; (iii) an account (whether discretionary or non-discretionary) of a U.S. person; or (iv) an estate of a decedent who was a resident of the United States at the time of death." 17 C.F.R. § 240.3a71-3(a)(4), available at https://ecfr.io/Title-17/Section-240.3a71-3. A "foreign branch" means "any branch of a U.S. bank if: (i) the branch is located outside of the United States; (ii) the branch operates for valid business reasons; and (iii) the branch is engaged in the business of banking and is subject to substantive banking regulation in the jurisdiction where located." 17 C.F.R. § 240.3a71-3(a)(2), available at https://ecfr.io/Title-17/Section-240.3a71-3. An "SBS conducted through a foreign branch" means an SBS that is "arranged, negotiated, and executed by a U.S. person through a foreign branch of such U.S. person if: (A) the foreign branch is the counterparty to such security-based swap transaction; and (B) the security-based swap transaction is arranged, negotiated, and executed on behalf of the foreign branch solely by persons located outside the United States." 17 C.F.R. § 240.3a71-3(a)(3)(i), available at https://ecfr.io/Title-17/Section-240.3a71-3.

4   *See* 17 C.F.R. § 240.3a71-3(a)(8)(i)(B), available at https://ecfr.io/Title-17/Section-240.3a71-3.

5   17 C.F.R. § 240.3a71-6(c)(2)(ii), available at https://ecfr.io/Title-17/Section-240.3a71-6.

such Swiss Books and Records by the SEC taking place in Switzerland and/or (c) the on-site inspections and examinations of US Books and Records by the SEC taking place in the US.

On the basis that each Bank has a "prudential regulator", this opinion does not cover financial records necessary to assess compliance with SEC margin and capital requirements.

4. Documents reviewed

For the purposes of this opinion, we have examined the following documents:

(i) a memorandum of understanding (**MOU**) between the SEC and the Swiss Financial Market Supervisory Authority (**FINMA**) concerning consultation, cooperation and the exchange of information related to the supervision and oversight of certain cross-border over-the-counter derivatives entities in connection with the use of substituted compliance by such entities dated August 8, 2021;

(ii) a waiver issued by FINMA (the **FINMA Waiver**) dated August 5, 2021 concerning the transmission of, or access to, the Swiss Books and Records as required by the SEC;

(iii) a permission issued by FINMA (the **FINMA Permission**) dated August 5, 2021 concerning the on-site inspection and examination by the SEC in relation to the Swiss Books and Records; and

(iv) a Memorandum by the Federal Data Protection and Information Commissioner (**FDPIC**) dated June 25, 2021 concerning Swiss Firm Data Processing and Sharing of Information with the U.S. Securities and Exchange Commission (the **FDPIC Memorandum**).

For the purposes of this opinion, we have reviewed no documents other than those mentioned in section 4.

5. Assumptions

In giving our opinion, we have assumed the following:

5.1 The SBS Business consists of SBS transactions that are either (i) entered into, or offered to be entered into, by or on behalf of a Bank, with a U.S. person (other than a transaction conducted through a foreign branch of that person) or (ii) arranged, negotiated, or executed by personnel of the Bank located in a U.S. branch or office, or by personnel of an agent of the Bank located in a U.S. branch or office, in each case that are booked with a non-Swiss office of the Bank.

5.2 The SBS Business forms part of the Covered Activities as defined in the MOU (the **Covered Activities**).

5.3 The Swiss Books and Records are held with the Bank or a material group company of the Bank in the sense of article 2bis para. 1 lit. b Swiss Federal Banking Act of November 8, 1934 (the **Banking Act**).

5.4 The access to, the transmission of and the on-site inspections and examinations of the Books and Records are regarding clients forming part of the SBS Business (the **Relevant Clients**) and employees of the Bank based in Switzerland (the **Relevant Employees**).

5.5 The Relevant Clients are investment banking clients and the Books and Record are therefore not linked to the asset management, securities trading or deposit business for individual clients.

5.6 The Relevant Clients and Relevant Employees have been appropriately informed of the disclosure of the information to the SEC and have waived their rights that could conflict with the disclosure of information to the SEC, including without limitation such rights resulting from bank-client confidentiality, the applicable data protection rules, the employment relationships or applicable employment laws, as applicable, provided that, to the extent any such waivers are required under Swiss law for lawfully providing or making available the information to the SEC, (i) such waivers are validly given under Swiss law (including without limitation under Swiss civil law) or, if they are not governed by Swiss law, the applicable foreign law, and (ii) in respect of Relevant Employees, to the extent that such waiver may not validly be given, the disclosure of information is justified by the necessity to perform the contract with the Relevant Employees, an overriding private interest of the Bank or by an overriding public interest (each as further set out in the FDPIC Memorandum).

5.7 The disclosure of information and any on-site inspections and examinations are limited to information which is necessarily required for the supervisory and enforcement activity of the SEC, as required by the applicable data protection rules or, as applicable, as determined by FINMA.

5.8 Any processing of data by the Bank forming part of the Books and Records occurs in compliance with Swiss data protection rules, to the extent applicable (as further set out in the FDPIC Memorandum).

5.9 The access to, the transmission of and the on-site inspections and examinations of the Books and Records are exercised by the SEC and not by or on behalf of any other foreign authorities.

5.10 As regards the access to, and the transmission of, the Swiss Books and Records to the SEC and the on-site inspections and examinations of the Swiss Books and Records by the SEC, the SEC and/or the persons and/or organizations directly or indirectly active on behalf of the SEC in this respect (i) are bound by official or professional secrecy, notwithstanding provisions on the public nature of proceedings and the notification of the general public about such proceedings, (ii) will use the Swiss Books and Records exclusively for the lawful supervision (including enforcement) of financial institutions and financial markets under U.S. laws and regulations and (iii) will not forward the Swiss Books and Records to other authorities, courts or bodies for any purpose other than as stated under (ii).

5.11 The access to, the transmission of and the on-site inspections and examinations of the Books and Records are taking place in compliance with the FINMA Waiver and/or the FINMA Permission and/or the MOU, to the extent needed.

5.12 Any on-site inspections and examinations of the US Books and Records occurs in the United States and, as ensured by the Bank, without the involvement of employees or other representatives or agents of the Bank or of a Bank group company located in Switzerland.

5.13 The Bank will keep US Books and Records in the United States in accordance with the SEC rules.

5.14 Information which is not covered by the FINMA Waiver (the **FINMA Waiver Carve Out**) and that may not be provided as Firm Information as defined in the MOU (the **Firm Information**) to the SEC under the MOU, may be delivered to the SEC by FINMA via administrative assistance channels or may be delivered to the SEC by a Bank directly in the absence of an objection of FINMA.

5.15 The FINMA Waiver, the FINMA Permission and the MOU are unconditionally given and in place, to the extent needed.

6. Question A: Can the Bank, as a matter of Swiss law, provide the SEC with prompt access to the Swiss Books and Records?

6.1 Blocking Statute of article 271 para. 1 of the Swiss Criminal Code

6.1.1 Definition

Article 271 para. 1 of the Swiss criminal code of December 21, 1937 (**CC**) (*Unlawful activities on behalf of a foreign state*) protects Swiss territorial sovereignty and primarily aims at preventing foreign countries or parties to foreign proceedings from circumventing international conventions on judicial assistance.

6.1.2 Applicable to "Official Acts"

Pursuant to article 271 para. 1 CC, the actions conducted for a foreign state must have the characteristics of an official act to fall under this prohibition. The determination whether an action qualifies as an official act is solely based on Swiss law and not on foreign or international law. Article 271 para. 1 CC may, thus, even apply in cases where a foreign state would not consider its interests or its sovereignty affected. In this regard, the Swiss Federal Supreme Court held that any action, which "according to its nature" under Swiss law lies within the competence of a public authority, is reserved to the powers of the Swiss public authorities and must not be executed on Swiss territory without prior authorization by the competent Swiss authority.[6]

The gathering, compiling and establishing of means of evidence (e.g. documents, witness statements, depositions, databases) for use in foreign court proceedings (whether civil, penal or administrative) is, in Switzerland, considered to be an official act within the meaning of article 271 para. 1 CC and may only be performed by Swiss authorities. Also, any direct service of subpoenas, summons and other court orders or official documents from a foreign state to a person or entity in Switzerland may violate article 271 para. 1 CC.

What constitutes "official acts" for these purposes is therefore interpreted extensively and includes also actions that – if executed lawfully – could in principle be executed by a foreign public authority or public official on Swiss territory but the legal requirements or procedures for such action have not been complied with (i.e. judicial assistance procedures).

6.1.3 Disclosure permitted by Swiss law

The prohibition of article 271 para. 1 CC will not apply if the disclosure is permitted by Swiss law, including but not limited to any permitted transmission of information pursuant to article 42c of the Financial Market Supervision Act of June 22, 2007 (**FINMASA**).

6.2 Article 42c para. 1 FINMASA

6.2.1 Definition

Pursuant to article 42c para. 1 FINMASA, supervised persons may transmit non-public information to the foreign financial market supervisory authorities responsible for them and to other foreign entities responsible for supervision provided:

(a) the conditions set out in article 42 para. 2 FINMASA are fulfilled; and

(b) the rights of clients and third parties are preserved.

Article 42c FINMASA only applies when information is transmitted from Switzerland to another country, i.e. across national borders and not when representatives of the foreign authority or entity are in Switzerland.[7] In such other event, article 43 FINMASA applies (see section 7 below).

The purpose of article 42c para. 1 FINMASA is a carve out from article 271 para. 1 CC.[8]

Article 42c FINMASA intends to allow, subject to certain requirements (see section 6.2.4 and 6.2.5 below), supervised parties to transmit non-public information to a foreign

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[6] See for example decision 114 IV 131 of the Swiss Federal Supreme Court.
[7] FINMA Circular 2017/6 Direct transmission of December 8, 2016, n. 4.
[8] Explanatory Report to the Financial Market Infrastructure Act (FMIA) of September 3, 2014, p. 7620.

financial market supervisory authority without an authorization allowing the transfer of such information that would otherwise be required.[9]

6.2.2 Supervised persons

As regards its personal scope, article 42c para. 1 FINMASA applies to all persons and entities supervised by FINMA pursuant to article 3 FINMASA.[10]

The Bank, as a Swiss legal entity subject to prudential supervision by FINMA as a bank under the Banking Act, qualifies as a "supervised person" in the sense of article 42c FINMASA and therefore falls into its personal scope.

6.2.3 Transmission to foreign financial market supervisory authority

In the case at hand, the Swiss Books and Records shall be transmitted to the SEC.

As competent regulator under the US Securities Exchange Act of 1934 and the Securities Act of 1933, the SEC qualifies as a "foreign financial market supervisory authority" in the sense of article 42c FINMASA.

6.2.4 Article 42c para. 1 lit. a FINMASA

a. Requirements of article 42 para. 2 FINMASA

Pursuant to article 42c para. 1 lit. a FINMASA, the requirements set out in article 42 para. 2 FINMASA must be met in order to exercise the rights of direct transmission.

Pursuant to article 42 para. 2 FINMASA, FINMA may transmit non-public information to foreign financial market supervisory authorities only if:

(a) this information is used exclusively to implement financial market law, or it is forwarded for these purposes to other authorities, courts or bodies (*speciality requirement*); and

(b) the requesting authorities are bound by official or professional secrecy, notwithstanding provisions on the public nature of proceedings and the notification of the general public about such proceedings (*confidentiality requirement*).

In order to facilitate the work of supervised persons and to allow them to apply article 42c para. 1 lit. a FINMASA independently and uniformly, FINMA publishes a list of foreign financial market supervisory authorities to which FINMA has provided administrative assistance in the past. If an authority appears on the list, supervised persons may generally assume that the requirements of specialty and confidentiality under article 42 para. 2 FINMASA are met without further checks.[11]

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[9] Such authorization would be required by the competent Federal Department (*Departement*) and Federal Chancellery (*Bundeskanzlei*) under article 31 para. 1 of the Ordinance on the Organization of the Government and the Administration of 25 November 1998 (**OOGA**).

[10] FINMA Circular 2017/6 Direct transmission of December 8, 2016, n. 2.

[11] FINMA Circular 2017/6 Direct transmission of December 8, 2016, n. 21

However, further assurances may be required, where (i) the requesting authority does not state the purpose for which information shall be used (which would not be relevant in the present circumstances where it is understood that the SEC makes the request in the context of the SBS Business) or (ii) there is a reason to suspect that requesting authority will not adhere to confidentiality or (iii) that it will not only use it in the context of enforcing financial market laws or that it will forward it to other authorities, courts or bodies for other purposes.[12] Such assurance may be provided e.g. by a confirmation from the foreign authority or entity or with a written opinion from a local lawyer specialising in financial market law or an international law firm.[13]

b. SEC satisfying article 42 para. 2 FINMASA

The SEC is listed by FINMA as a foreign financial market supervisory authority to which it has provided administrative assistance in the past.[14]

Furthermore, the purpose of the transmission of information is the ongoing oversight of the SBS Business and the Bank's compliance with the applicable US law.

On this basis and on the assumptions that the SEC (i) is bound by official or professional secrecy, notwithstanding provisions on the public nature of proceedings and the notification of the general public about such proceedings, (ii) will use the Swiss Books and Records exclusively for the lawful supervision (including enforcement) of financial institutions and financial markets under US laws and regulations and (iii) will not forward the Swiss Books and Records to other authorities, courts or bodies for any purpose other than as stated under (ii), the SEC meets the requirements of article 42 para. 2 FINMASA.

The FINMA Waiver and the MOU may be considered as evidence that FINMA came to the same conclusion.

6.2.5 Article 42c para. 1 lit. b FINMASA

a. Preservation of the rights of the clients and third parties

Article 42c FINMASA does not constitute a carve-out from business and bank-client confidentiality obligations, data protection regulations and rights resulting from employment relationships.[15] Such rights of clients and third parties must therefore be complied with when applying article 42c FINMASA (article 42c para. 1 lit. b FINMASA).

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[12] FINMA Circular 2017/6 Direct transmission of December 8, 2016, n. 24 et seq.
[13] FINMA Circular 2017/6 Direct transmission of December 8, 2016, n. 26.
[14] See <https://finma.ch/de/ueberwachung/branchenuebergreifende-themen/direktuebermittlung/>.
[15] FINMA Circular 2017/6 Direct transmission of December 8, 2016, n. 30; BSK FINMASA-du Pasquier/Menoud, Art. 42c N 30.

For these purposes,

- *"Clients"* are the natural persons and legal entities whom FINMASA and the financial market law intend to protect, in particular creditors and investors (article 5 FINMASA);[16]

- *"Third parties"* are all other natural persons and legal entities that are mentioned in the information to be transmitted or can be identified from it, including employees of supervised parties, authorised representatives and beneficial owners.[17]

Neither the statutory rules of the FINMASA nor FINMA define how the rights of clients and third parties should be complied with in this context. The measures to be taken therefore depend on the specific case and the relevant provisions of the Swiss privacy, data protection and employment laws.

b. Banking secrecy

To the extent that Relevant Clients have provided a valid consent to the disclosures to the SEC, the question does not arise whether the access to the Swiss Books and Records could constitute a breach of any Swiss banking secrecy obligations.

c. Data protection

According to article 6 para. 2 Federal Act on Data Protection of June 19, 1992 (**FADP**) personal data may - under certain conditions, such as a consent, contractual clauses or overriding public interests - be transmitted to a country without, from the perspective of the FADP, an adequate level of data protection. The US falls into such category (see section 2.4 FDPIC Memorandum).

Pursuant to article 6 para. 2 lit. b and article 4 para. 5 FADP, consent is valid only if given in the specific case voluntarily on the provision of adequate information ("informed consent"). Additionally, consent must be given expressly in the case of processing of sensitive personal data or personality profiles (article 4 para. 5 FADP). Such consent is voluntarily given and valid, even though the Bank would not have been prepared to enter into a contract if the customer had not consented (see section 2.4.2 FDPIC Memorandum).

Alternatively, personal data may also be disclosed abroad if the processing is directly connected with the conclusion or the performance of a contract and the personal data is that of a contractual party (article 6 para. 2 lit. c FADP; see also section 2.4.3 FDPIC Memorandum). According to the FDPIC, in respect of the Relevant Clients, the transfer of customer data to the SEC can be based on article 6 para. 2 lit. c FADP provided that, in the individual case, there are not any overweighing interests of the data subject that would not allow the disclosure.

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[16]   FINMA Circular 2017/6 Direct transmission of December 8, 2016, n. 16.
[17]   FINMA Circular 2017/6 Direct transmission of December 8, 2016, n. 17.

Personal data may also be disclosed abroad if disclosure is essential in the specific case in order to safeguard an overriding public interest (article 6 para. 2 lit. d FADP). According to Swiss doctrine, an overriding public interest may exist in the event that a company is required by foreign law to disclose business records, for example in the context of supervision by a foreign regulatory authority. On the basis of these conditions, the FDPIC therefore assumes that a transfer of personal data to the SEC is, in principle, justified by an overriding public interest (see section 2.4.5 FDPIC Memorandum). This can be based on article 6 para. 2 lit. d FADP, provided that, in the individual case, there are not any overweighing interests of the data subject that would not allow the disclosure.

We understand that in case the transfer of Swiss Books and Records in the ordinary course of business is leading to an investigation of an individual, this would not be prohibited disclosures under the meaning of "overweighing interests of the data subject." Otherwise no information could be transmitted, as it cannot be excluded that some information of the data subjects may theoretically lead to an investigation.

Even if a cross-border transfer is compatible with article 6 FADP, the fundamental data protection principles mentioned in articles 4, 5 and 7 FADP must still be observed when processing, including transferring, personal data (see section 2.5 FDPIC Memorandum).

d. Employment law

As regards the Relevant Employees, the question may arise whether a consent to the disclosure to the SEC is valid from an employment law perspective. While such consent should be valid from the perspective of being an inherent condition to the performance of their roles with respect to the SBS Business, we cannot exclude that the consent would be invalidated on the basis that the relevant employees have no choice to withhold the consent (see section 2.4.4 FDPIC Memorandum). In such event, an alternative legal basis would be needed to provide access to the Swiss Books and Records to the SEC.

Article 328b of the Swiss Code of Obligations of 30 March 1911 (**CO**) states that the employer may handle data concerning the employee only to the extent that such data concern the employee's suitability for his employment or are necessary for the performance of the employment contract.

We share the opinion of the FDPIC that a disclosure of employee data to the SEC should be viewed as necessary for the performance of the employment contract, in which case data processing is compatible with article 328b CO (see section 2.4.4 FDPIC Memorandum). As an alternative legal basis, the disclosure may be justified by overriding public interests (see section 2.4.4 FDPIC Memorandum). We do not have further caveats to raise in this respect other than the points set out in the FDPIC Memorandum.

6.3 Obligation to notify FINMA

Pursuant to article 42c para. 3 FINMASA, the transmission of information qualified as being of substantial importance in accordance with article 29 para. 2 FINMASA must be reported to FINMA prior to making any such transmission.

Such information may either be subject to such reporting to FINMA regardless of the transmission under article 42c FINMASA or the transmission abroad is itself of substantial importance.[18]

Pursuant to the FINMA Circular 2017/6, any information subject to the obligation of article 42c para. 3 FINMASA may not be transmitted abroad before FINMA provided a response.[19]

FINMA informs the supervised party usually within five working days as to whether it requires the use of administrative assistance channels (see section 6.4 below) instead of allowing the supervised entity to proceed with the direct transmission.[20] Also, note that FINMA may say that it only refrains from requiring the use of administrative assistance channels (see section 6.4 below) subject to certain conditions. However, please note that FINMA requested in its practice the use of administrative assistance channels only in exceptional circumstances.

If a supervised party intends to transmit information to a foreign authority or entity, FINMA may, in a general manner, waive the need for future transmissions to be reported to it prior to a transmission of such information either on its own initiative or on request.[21]

Such a waiver has been given by FINMA with the FINMA Waiver (please also see section 6.4 below) and FINMA confirmed the validity and the scope of the FINMA Waiver in article II para. 25.b. and article IV para. 43 of the MOU. According to the FINMA Waiver, FINMA agreed that the Bank may report to FINMA simultaneously with the transmission to the SEC, and is not obliged to wait for FINMA's response.

When receiving a notice under article 42c para. 3 FINMASA, FINMA does not verify whether the conditions for transmission under article 42c para. 1 FINMASA are met, in particular whether the rights of clients and third parties are preserved. The supervised party is responsible for complying with these requirements.[22]

6.4 Administrative assistance channels

Pursuant to article 42c para. 4 FINMASA, FINMA may require the use of administrative assistance channels instead of allowing the supervised entity to proceed with the direct

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[18] FINMA Circular 2017/6 Direct transmission of December 8, 2016, n. 44 et seq.
[19] FINMA Circular 2017/6 Direct transmission of December 8, 2016, n. 72 et seq.
[20] FINMA Circular 2017/6 Direct transmission of December 8, 2016, n. 71.
[21] FINMA Circular 2017/6 Direct transmission of December 8, 2016, n. 69.
[22] FINMA Circular 2017/6 Direct transmission of December 8, 2016, n. 74.

transmission. FINMA may for instance use these powers for a *specific* communication that came to FINMA's attention as result of the notice under article 42c para. 3 FINMASA.[23]

The FINMASA does not specify any specific conditions on the basis of which FINMA may use such powers. However, according to the FINMA Waiver, as applicable pursuant to the MOU, FINMA waived its rights to require the use of administrative assistance channels in accordance with article 42c para. 4 FINMASA with regard to information in connection with the SBS Business of the Bank, with the exception of the information forming part of the FINMA Waiver Carve Out, on the conditions that:

(1) the information is used exclusively for the lawful supervision (including enforcement) of financial institutions and financial markets under US laws and regulations, or is forwarded to other authorities, courts or bodies for this purpose;

(2) the SEC is bound by official or professional secrecy, notwithstanding provisions on the public nature of proceedings and the notification of the general public about such proceedings; and

(3) the rights of clients and third parties resulting from bank client confidentiality, data protection laws or employment laws are preserved.

FINMA reiterated in article II. para. 25.a. of the MOU that Covered Firms as defined in the MOU (the **Covered Firms**) are authorized to transmit information relating to their Covered Activities to the SEC in writing or orally in line with the requirements (1) to (3) above. This also applies to each Bank as a Covered Firm falling into the scope of the MOU.

6.5 Supervisory privilege

Pursuant to article 42c para. 5 FINMASA and separately from article 42c para. 4 FINMASA, FINMA may make the transmission, publication or forwarding of files it is involved in in the *context of its supervision* subject to its approval if this is required for completing its supervisory roles and such approval does not conflict with overriding private or public interests. However, this "supervisory privilege" is limited to correspondence and communications between FINMA and the supervised entity.[24]

Based on this provision, FINMA may in particular require its consent prior to the disclosure of any correspondence with FINMA, minutes of meetings with FINMA, FINMA audit reports or orders. We understand that the "supervisory privilege" is limited to the information according to the FINMA Waiver Carve Out.

However, the MOU overrides these FINMA powers as follows:

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[23]   Explanatory Report to the Financial Market Infrastructure Act (FMIA) of September 3, 2014, p. 7620.

[24]   Urs Zulauf, Titel Kooperation oder Obstruktion? – 20 Jahre Amtshilfe im Finanzmarktrecht vom Börsengesetz zum FINFRAG, GesKR 215, p. 350 f.; Monsch/von der Crone, SZW 2015, p. 663.

(i) In the MOU, FINMA agrees to provide Firm Information to the SEC on an ongoing basis without the need for further assistance at the points in time as specified in the MOU (see article III. para. 34 MOU).

(ii) FINMA further states that it also intends to provide Firm Information to the SEC upon request (see article III. para. 35 MOU).

We understand that such information may also be delivered to the SEC by a Bank directly in the absence of an objection by FINMA.

6.6 Conclusion

Based on the above and subject to the qualifications set forth herein (see section 9 below), we are of the opinion that the Bank can, as a matter of Swiss law, provide the SEC with prompt access to the Swiss Books and Records.

7. Question B: Can the Bank, as a matter of Swiss law, submit to on-site inspection and examination by the SEC in relation to the Swiss Books and Records?

7.1 Blocking Statute of article 271 para. 1 of the Swiss Criminal Code

Reference is made to section 6.1 above.

7.2 Requirements of on-site inspections or examinations

7.2.1 Definition

Pursuant to article 43 para. 2 FINMASA, FINMA may permit foreign financial market supervisory authorities to carry out direct audits of supervised parties provided:

(a) these authorities are responsible for the supervision of the audited supervised party as part of home country supervision (*home regulators*) or are responsible for supervising the activity of the audited supervised party in their territory (*host regulators*); and

(b) the conditions for administrative assistance set out in article 42 para. 2 FINMASA are met.

7.2.2 FINMA permission requirement

As a result of the sovereignty of the Swiss Confederation and in line with the principles of international law, foreign financial market supervisory authorities may not carry out direct audits of supervised parties in the absence the FINMA permission as set out above.[25] FINMA is free to determine the form in which it grants this permission. Such permission may also be given informally. Furthermore, the foreign authority is not a "party" to the proceedings concerning the approval of an on-site inspection in Switzerland. In general, there is no entitlement on the part of the foreign authorities or the supervised persons in Switzerland to the granting of such authorisation.

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[25] BSK FINMASA-Rayroux/Mehmetaj, Art. 43 N 8.

By issuing the FINMA Permission, FINMA has given its permission to on-site visits and examinations to the SEC.

FINMA confirmed for Covered Firms and their Covered Activities the validity and the scope of the FINMA Permission in article V para. 46 of the MOU. This also applies to each Bank as a Covered Firm falling into the scope of the MOU.

7.2.3 Access by foreign authorities

A "*foreign financial market supervisory authority*" pursuant to article 42c para. 1 FINMASA (please see 6.2 above) also qualifies as such in the sense of article 43 para. 2 FINMASA. While article 43 para. 2 FINMASA does not explicitly mention "*other foreign bodies entrusted with supervision*", an on-site inspection and examination could also be conducted by third parties which are appointed by a foreign financial market supervisory authority or which are appointed by the supervised institution at the request of a foreign financial market supervisory authority to investigate a particular issue.[26]

Where the foreign authority is a host regulator, it must have a specific connection to an activity carried out by the supervised entity to be examined in the territory of such foreign authority.[27]

7.2.4 Requirements of article 42 para. 2 FINMASA

The on-site inspections and examinations must meet the conditions set out in article 42 para. 2 FINMASA (see section 6.2.4 above).

7.2.5 Information required for supervisory activity

Pursuant to article 43 para. 3 FINMASA, information may be collected through on-site inspections and examinations only if the collection of such information is *required* for the supervisory activity of the foreign financial market supervisory authority. This includes in particular the information stated in article 43 para. 3 FINMASA, which is a non-exhaustive list.

Information which is not necessarily required for the supervisory activity of the SEC, as determined by FINMA, would not be covered by article 43 para. 3 FINMASA. Client information would usually fall into this category, unless it is at the same time relevant for the supervision of the FINMA supervised firm. However, the client may agree to the sharing of the relevant information.

Therefore, where the client has – as a pre-requisite to be able to deal with the Bank – consented to the sharing of relevant information with the competent foreign supervisory authority, the information may be provided on this basis also as part of article 43 para. 3

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26   FINMA Guidelines regarding on-site visits of March 3, 2017 (the Art. 43 FINMASA FINMA Guidelines), clause 2.2.

27   Art. 43 FINMASA FINMA Guidelines, Scope of Application.

FINMASA, subject to the limitations resulting from the FINMA Permission (as stated in section 7.3 below).

7.3 Form of on-site inspections or examinations

According to the FINMA Permission and article V para. 46 of the MOU, FINMA grants the SEC a permission to conduct on-site inspections and examinations in relation to the Swiss Books and Records and to conduct informal interviews with employees of the Bank in connection with the SBS Business, to the extent necessary for the SEC's supervision of the SBS Business.

Except in cases of emergency, the SEC will have to notify FINMA two weeks in advance of a planned on-site inspection and examination. Both authorities should consult on the intended timeframe for, and the purpose and scope of, the on-site inspection and examination.

As specified in the FINMA Permission, on conclusion of each review of files or meeting with the Bank's personnel during an on-site inspection and examination, the SEC's examination staff may take personal notes from the premises of the bank. These personal notes may not include client identifying information linked to the asset management, securities trading or deposit business for individual clients (article 43 para. 3bis FINMASA). However, such personal notes may include client identifying information concerning other clients, e.g., the Bank's commercial customers, corporate finance customers, business and investment banking customers as well as interbank transactions, provided that the rights of these clients are preserved. The SEC's staff may not take copies of any documents shown to them during the on-site inspection and examination that contain non-public information from the Banks's premises. These documents must be left at the premises of the Bank. If the SEC wishes to obtain such documents, the SEC may request their transmission either from FINMA or from the Bank.

FINMA reiterated for Covered Firms, including each Bank, the conditions for on-site visits and examinations in article V para. 47 et seq. of the MOU. FINMA intends to transmit upon request of the SEC to the SEC relevant reports, or information in reports regarding inspections, examinations or compliance reviews it may have undertaken regarding the Covered Firm with respect to Covered Activities that are relevant to the SEC's on-site visit. FINMA may, at its discretion, or at the request of the SEC or of the Covered Firm, accompany the SEC during the on-site visit and assist in the on-site visit.

Article V para. 48 of the MOU further specifies that the SEC, following an on-site inspection or examination, will have to inform FINMA about any findings of the on-site inspection or examination and provide a copy of the letter or report issued by SEC to the Covered Firm summarizing the findings from the on-site inspection or examination.

Also, according to Article V para. 49 of the MOU, FINMA will notify the SEC in advance of any on-site visits FINMA plans to do in Switzerland in instances FINMA believes the on-site visit would be relevant to the SEC for fulfilling its supervisory mandate in relation to the Covered Firm and the Covered Activities. The SEC may, upon request and subject to the consent of FINMA, accompany FINMA during the parts of the on-site visit where the main focus is on the Covered Activities.

7.4 Protection of client interests

Pursuant to article 43 para. 3bis FINMASA, if during on-site visits in Switzerland foreign financial market supervisory authorities wish to consult information linked directly or indirectly to the asset management, securities trading or deposit business for individual clients, FINMA shall collect this information itself and transmit it to the requesting authorities through the administrative assistance process (also referred to as "private banking carve-out").

The purpose of this private banking carve-out is to protect the privacy of Swiss or foreign clients managed by the supervised institution in Switzerland in the context of a long-standing bank-client relationship involving also the personal assets of the client. The carve-out aims at ensuring that the right of appeal of clients (who had not previously consented to the disclosure of their information to a foreign supervisory authority) is safeguarded. In contrast, where the client had consented to the disclosure in advance as in case of SBS transactions, the carve-out would de facto not apply.

However, the carve-out of article 43 para. 3bis FINMASA does not apply to the investment banking or commercial banking business.

7.5 Conclusion

Based on the above and subject to the qualifications set forth herein (see section 9 below), we are of the opinion that the Bank can, as a matter of Swiss law, submit to on-site inspection and examination by the SEC in relation to the Swiss Books and Records.

8. Question C: Can the Bank, as a matter of Swiss law, submit to on-site inspection and examination by the SEC in relation to its US Books and Records?

8.1 Blocking Statute of article 271 para. 1 of the Swiss Criminal Code

Based on the assumption that any on-site inspections and examinations of the US Books and Records occurs in the United States and, as ensured by the Bank, without the involvement of employees or other representatives or agents of the Bank or of a Bank group company located in Switzerland, there is no action taking place on Swiss territory. On this basis, the on-site inspection and examination by the SEC in relation to its US Books and Records does not constitute a potential offence on Swiss territory and is therefore outside of the scope of application of article 271 para. 1 CC.

8.2 Conclusion

Based on the above and subject to the qualifications set forth herein (see section 9 below), we are of the opinion that the Bank can, as a matter of Swiss law, submit to on-site inspection and examination by the SEC in relation to its US Books and Records.

9. Qualifications

The opinions set forth herein in section 0, 7.5 and 8.2 are subject to the following qualifications:

9.1 The opinions expressed herein are limited to the laws of Switzerland as in force on the date hereof and as currently applied and construed by the courts of Switzerland. In the absence of statutory or established case law, we base our opinion on our independent professional judgement. We have not investigated and do not express or imply any opinion herein concerning any other laws, including without limitation with respect to the law of the place of booking of the SBS.

9.2 The exercise of discretion or the giving of an opinion by a third party or the reliance by any such party (in particular FINMA) on certain circumstances may not be valid unless such discretion is exercised reasonably or such opinion or reliance is based on reasonable grounds.

9.3 No opinion is expressed as to the accuracy of the facts set out or referred to in the documents reviewed or the factual background assumed therein.

9.4 Legal terms or concepts expressed in English in this opinion or in the MOU may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions.

We express no opinion on matters of fact and we assume no obligation to advise the Addressee of any changes of factual or legal matters relevant to this legal opinion that may be brought to our attention after the date hereof. This legal opinion is strictly limited to the matters stated in it and to the confirmations set forth in sections 6, 7 and 8 and does not apply by implication to any other matters.

This opinion is furnished to the Addressee in connection with the SBSD registration of the Bank.

This opinion is governed by and construed in accordance with Swiss law. By relying on this opinion, the Addressee agrees that all disputes arising out of or relating to this opinion shall be subject to the exclusive jurisdiction of the competent courts of the city of Zurich (city district no. 1), Switzerland.

Yours sincerely

SCHELLENBERG WITTMER LTD

Olivier Favre   Martin Lanz

Appendix 1

Financial Market Supervision Act of June 22, 2007

"Article 29 Duty to provide information and to report

1 The supervised persons and entities, their audit companies and auditors as well as persons or companies that are qualified investors or that have a substantial participation in the supervised persons and entities must provide FINMA with all information and documents that it requires to carry out its tasks.

2 The supervised persons and entities and the audit companies that conduct audits of them must also immediately report to FINMA any incident that is of substantial importance to the supervision."

" Article 42 Administrative assistance

1 In order to implement the financial market acts, FINMA may ask foreign financial market supervisory authorities to provide information.

2 It may transmit non-public information to foreign financial market supervisory authorities only if:

a. this information is used exclusively to implement financial market law, or is forwarded to other authorities, courts or bodies for this purpose;

b. the requesting authorities are bound by official or professional secrecy, notwithstanding provisions on the public nature of proceedings and the notification of the general public about such proceedings.

3 Paragraphs 1 and 2 apply by analogy to the exchange of information between FINMA and foreign authorities, courts and bodies involved in the restructuring and resolution of authorised parties.

4 The administrative assistance shall be carried out swiftly. FINMA shall observe the principle of proportionality. The transmission of information concerning persons who are manifestly uninvolved in the matter being investigated is not permitted.

5 FINMA may, in agreement with the Federal Office of Justice, authorise the forwarding of information to prosecution authorities for purposes other than those mentioned in paragraph 2 letter a, provided that mutual legal assistance in criminal matters is not excluded."

" Article 42c Transmission of information by supervised parties

1 Supervised parties may transmit non-public information to the foreign financial market supervisory authorities responsible for them and to other foreign entities responsible for supervision provided:

a. the conditions set out in Article 42 paragraph 2 are fulfilled;

b. the rights of clients and third parties are preserved.

2 Furthermore, they may transmit non-public information related to the transactions of clients and supervised parties to foreign authorities and to entities acting on the authorities' behalf if the rights of clients and third parties are preserved.

3 The transmission of information that is of substantial importance in accordance with Article 29 paragraph 2 must be reported to FINMA beforehand.

4 FINMA may reserve administrative assistance channels."

5 It may make the transmission, publication or forwarding of files in the context of supervision subject to its approval if this is in the interest of its task fulfilment and is not in conflict with overriding private or public interests."

" Article 43 Cross-border audits

1 In order to implement the financial market acts, FINMA may itself carry out direct audits of supervised persons and entities abroad or have such audits carried out by audit agents.

2 It may permit foreign financial market supervisory authorities to carry out direct audits of supervised parties provided:

a. these authorities are responsible for the supervision of the audited supervised party as part of home country supervision or are responsible for supervising the activity of the audited supervised party in their territory; and

b. the conditions for administrative assistance set out in Article 42 paragraph 2 are fulfilled.

3 Information may be collected through cross-border direct audits only if it is required for the supervisory activity of the foreign financial market supervisory authority. This includes in particular information on whether an institution throughout its group structure:

a. is appropriately organised;

b. records, limits and monitors in an appropriate manner the risks inherent in its business operations;

c. is managed by persons who guarantee proper business conduct;

d. fulfils the own funds and risk diversification regulations on a consolidated basis; and

e. properly complies with its reporting duties vis-à-vis the supervisory authorities.

3bis If during direct audits in Switzerland foreign financial market supervisory authorities wish to consult information linked directly or indirectly to the asset management, securities trading or deposit business for individual clients, FINMA shall collect this information itself and transmit it to the requesting authorities. The same applies to information which directly or indirectly relates to individual investors in collective investment schemes. Article 42a applies.

3ter FINMA may, for the purposes detailed in paragraph 3, allow the foreign financial market supervisory authority which is responsible for the consolidated supervision of the audited supervised party to consult a limited number of individual client dossiers. The dossiers must be selected randomly on the basis of predefined criteria.

4 FINMA may accompany the foreign authorities responsible for financial market supervision on their direct audits in Switzerland or arrange for them to be accompanied by an audit company or an audit agent. The supervised persons and entities concerned may request such accompaniment.

5 Establishments organised under Swiss law must provide the foreign financial market supervisory authorities and FINMA with the information required to carry out the direct audits or the information that FINMA requires to provide the administrative assistance, and must permit the inspection of their books.

6 Establishments are defined as:

a. subsidiaries, branch offices and representative offices of supervised persons and entities or of foreign institutions; and

b. other companies, provided their activity is included by a financial market supervisory authority in the consolidated supervision."

Swiss criminal code of December 21, 1937

" Article 271

1. Any person who carries out activities on behalf of a foreign state on Swiss territory without lawful authority, where such activities are the responsibility of a public authority or public official,

any person who carries out such activities for a foreign party or organisation,

any person who facilitates such activities,

shall be liable to a custodial sentence not exceeding three years or to a monetary penalty, or in serious cases to a custodial sentence of not less than one year.

2. Any person who abducts another by using violence, false pretences or threats and takes him abroad in order to hand him over to a foreign authority, party or other organisation or to expose him to a danger to life or limb shall be liable to a custodial sentence of not less than one year.

3. Any person who makes preparations for such an abduction shall be liable to a custodial sentence or to a monetary penalty."

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